Electronic Articles of Organization
For
Florida Limited Liability Company

L20000088461
FILED 8:00 AM
March 24, 2020
Sec. Of State
msimmons

Article I

The name of the Limited Liability Company is:

COVEX 2020, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

2087 AUGUSTA
WESTON, FL.   33326

The mailing address of the Limited Liability Company is:

2087 AUGUSTA
WESTON, FL.   33326

Article III

Other provisions, if any:

COVEX 2020 IS AN AI-TECHNOLOGY

Article IV

The name and Florida street address of the registered agent is:

GLOBAL ACCELERATED VENTURES
2087 AUGUSTA
WESTON, FL.   33326

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: CHRISTOPHER MALTER

Article V

The name and address of person(s) authorized to manage LLC:

Title: MGR
GLOBAL ACCELERATED VENTURES
2087 AUGUSTA
WESTON, FL. 33326

L20000088461
FILED 8:00 AM
March 24, 2020
Sec. Of State
msimmons

Article VI

The effective date for this Limited Liability Company shall be:

03/24/2020

Signature of member or an authorized representative

Electronic Signature: CHRISTOPHER MALTER

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.